82-3277

Regulatory Announcement

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RECEIVED

2005 NOV -2 P 1:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

05012251

SUPPL

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	15:46 24-Oct-05
Number	0891T

RNS Number:0891T
Tesco PLC
24 October 2005

TESCO EMPLOYEE SHARE INCENTIVE PLAN ("Plan") ANNOUNCEMENTS

DIRECTORS SHAREHOLDING

1. Tesco PLC has today been notified that on Friday 21st October 2005, the Trustees of the Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 298.50p on behalf of the Directors below:

R W Brasher	37
P A Clarke	37
A Higginson	37
T P Leahy	37
T J R Mason	37
D T Potts	37

2. The Trustees transferred 155,599 Ordinary Shares of 5 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP 2 (unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the Plan, by participants who have left the group since the last purchase. The Directors above, together with 150,000 other employees, are potential participants in the Plan and are to be treated as interested in the 11,085,365 shares held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares).

J Lloyd
Deputy Secretary
Tesco PLC
Tel: 01992 644608

PROCESSED

NOV 03 2005

THOMSON FINANCIAL

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	10:15 26-Oct-05
Number	1764T

TESCO PLC

NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED PERSONS

Tesco PLC announces that on Wednesday 26th October 2005 1,819 Ordinary Shares of 5P each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer R Brasher, P A Clarke, A Higginson, Sir Terry Leahy, T J R Mason, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 1,819 Ordinary Shares of 5P each in the company.

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Tel: 01992 644608

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